SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

ShotSpotter, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82536T 107

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82536T 107

1.	Names of Reporting Persons Gary M. Lauder
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 2,561,270 shares(1)
	6.	Shared Voting Power -0- shares
	7.	Sole Dispositive Power 2,561,270 shares(1)
	8.	Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,561,270 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 25.37%(2)
12.	Type of Reporting Person (see instructions) IN

(1)	Includes 8,152 shares held directly Gary M. Lauder, 1,120,235 shares and warrants to purchase 162,158 shares of Issuer’s Common Stock held by The Gary M. Lauder Revocable Trust UAD 8/10/2000, 1,073,589 shares and warrants to purchase 106,136 shares held by Lauder Partners, LLC and 91,000 shares held by the Gary M. Lauder 2015 Trust. Reporting Person exercises voting and dispositive power over the shares held by The Gary M. Lauder Revocable Trust UAD 8/10/2000, Lauder Partners, LLC and the Gary M. Lauder 2015 Trust.
(2)	Based on 9,827,286 shares of Common Stock outstanding on December 31, 2017. Assumes the exercise of Reporting Person’s warrants exercisable as of or within 60 days of December 31, 2017.

CUSIP No. 82536T 107

1.	Names of Reporting Persons The Gary M. Lauder Revocable Trust UAD 8/10/2000
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,282,393(1)
	6.	Shared Voting Power -0- shares
	7.	Sole Dispositive Power 1,282,393(1)
	8.	Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,282,393 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 12.84%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	Includes 1,120,235 shares and warrants to purchase 162,158 shares of Issuer’s Common Stock.
(2)	Based on 9,827,286 shares of Common Stock outstanding on December 31, 2017. Assumes the exercise of Reporting Person’s warrants exercisable as of or within 60 days of December 31, 2017.

CUSIP No. 82536T 107

1.	Names of Reporting Persons Lauder Partners, LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,179,725 shares(1)
	6.	Shared Voting Power -0- shares
	7.	Sole Dispositive Power 1,179,725 shares(1)
	8.	Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,179,725 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 11.88%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	Includes 1,073,589 shares and warrants to purchase 106,136 shares of Issuer’s Common Stock.
(2)	Based on 9,827,286 shares of Common Stock outstanding on December 31, 2017. Assumes the exercise of Reporting Person’s warrants exercisable as of or within 60 days of December 31, 2017

CUSIP No. 82536T 107

1.	Names of Reporting Persons Gary M. Lauder 2015 Trust
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 91,000 shares
	6.	Shared Voting Power -0- shares
	7.	Sole Dispositive Power 91,000 shares
	8.	Shared Dispositive Power -0- shares

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 91,000 shares(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.93%(1)
12.	Type of Reporting Person (see instructions) OO

(1)	Based on 9,827,286 shares of Common Stock outstanding on December 31, 2017.

Item 1(a).	Name of Issuer: ShotSpotter, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 7979 Gateway Blvd., Ste. 210, Newark, CA 94560

Item 2(a).	Name of Person Filing:

Gary M. Lauder

The Gary M. Lauder Revocable Trust UAD 8/10/2000 (“2000 Trust”)

Lauder Partners LLC (“Lauder Partners”)

Gary M. Lauder 2015 Trust (“2015 Trust”)

Item 2(b).	Address of Principal Business Office or, if none, Residence: The address and principal business office of the Reporting Person is:

40th Floor, 767 Fifth Avenue

New York, NY 10153

Item 2(c).	Citizenship:

Gary M. Lauder – US citizen

2000 Trust – California

Lauder Partners – Delaware

2015 Trust – New York

Item 2(d).	Title of Class of Securities: Common Stock

Item 2(e).	CUSIP Number: 82536T 107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b) ☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) ☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

(d) ☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) ☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h) ☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

(k) ☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

	Gary M. Lauder	2,561,270 shares(1)
	2000 Trust	1,282,393 shares(2)
	Lauder Partners	1,179,725 shares(3)
	2015 Trust	91,000 shares

(b)	Percent of Class:
	Gary M. Lauder	25.37%(4)(5)
	2000 Trust	12.84%(4)(5)
	Lauder Partners	11.88%(4)(5)
	2015 Trust	0.93%(4)(5)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

	Gary M. Lauder	2,561,270 shares(1)
	2000 Trust	1,282,393 shares(2)
	Lauder Partners	1,179,725 shares(3)
	2015 Trust	91,000 shares

(ii) Shared power to vote or to direct the vote:

None

(iii) Sole power to dispose or to direct the disposition of:

	Gary M. Lauder	2,561,270 shares(1)
	2000 Trust	1,282,393 shares(2)
	Lauder Partners	1,179,725 shares(3)
	2015 Trust	91,000 shares

(iv) Shared power to dispose or to direct the disposition of:

None

(1)	Includes 8,152 shares held directly Gary M. Lauder, 1,120,235 shares and warrants to purchase 162,158 shares of Issuer’s Common Stock held by 2000 Trust, 1,073,589 shares and warrants to purchase 106,136 shares of Issuer’s Common Stock held by Lauder Partners and 91,000 shares held by 2015 Trust. Reporting Person exercises sole voting and dispositive power over the shares held by 2000 Trust, Lauder Partners and 2015 Trust.

(2)	Includes 1,120,235 shares and warrants to purchase 162,158 shares of Issuer’s Common Stock.

(3)	Includes 1,073,589 shares and warrants to purchase 106,136 shares.

(4)	Based on 9,827,286 shares of Common Stock outstanding on December 31, 2017.

(5)	Assumes the exercise of Reporting Person’s warrants exercisable as of or within 60 days of December 31, 2017.

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of a Group

Not applicable.

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14 , 2018
Date

/s/ Gary M. Lauder
Gary M. Lauder
Individually, as Trustee of The Gary M. Lauder Revocable Trust UAD 8/10/2000, Managing Member of Lauder Partners LLC and as Trustee of the Gary M. Lauder 2015 Trust